February 4, 2010

NOTICE TO BENEFICIAL SHAREHOLDERS

Shareholder Materials

Quarterly Financial Reports

Every year, we ask you to let us know whether you would like to receive CIBC’s Quarterly Financial Reports for the next fiscal year. If you would like to receive these reports, please complete and return this Notice by any one of the following methods:

•	ONLINE: at www.cibcmellon.com/FinancialStatements. The company code is 0801B.

•	BY MAIL: to CIBC Mellon Trust Company, PO Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9.

•	BY FAX: to 416 643-5501. It is not necessary to fax the reverse side of this Notice.

The reports will be sent to you by mail or, if you prefer, by electronic delivery.

Electronic Delivery

Electronic delivery means you will receive an e-mail when the Quarterly Financial Reports and certain other CIBC communications are posted to CIBC’s website (www.cibc.com). Electronic delivery benefits the environment and is more convenient for some shareholders. If you prefer electronic delivery, please read the ‘Consent to Electronic Delivery’ on the other side of this Notice and provide your consent below.

If you have any questions, please contact CIBC Mellon Trust Company, CIBC’s transfer agent, at 1 800 387-0825 or 416 643-5500 or www.cibcmellon.com/investorinquiry.

Shareholder Materials Provided by Brokers or Broker Agents

This consent is only for documents sent from CIBC. For materials mailed to you through your broker or your broker’s mailing agent, please contact them directly about electronic delivery.

Thank you for investing in CIBC shares and helping us to improve our communication to you.

I confirm that I am a shareholder of CIBC	☐

I wish to receive CIBC’s Quarterly Financial Reports	☐

Optional
I have read and understand the terms of the ‘Consent to Electronic Delivery’ found on the other side of this Notice and, on those terms, I consent to electronic delivery of the documents I am entitled to receive.	☐

Language Preference:	English ☐
French ☐

Shareholder Signature:	Date:

Shareholder Name:
please print

Shareholder Address:
          Street

City & Province	Postal Code

Shareholder e-mail:
          please print

CIBC BENEFICIAL SHAREHOLDERS

Consent to Electronic Delivery

TO: CANADIAN IMPERIAL BANK OF COMMERCE

1.	I consent to receiving all documents sent by CIBC and to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive are determined by the class of securities I hold and may include:

•	CIBC’s Quarterly Financial Report;

•	CIBC’s Annual Accountability Report, including Annual Financial Statements and Management’s Discussion and Analysis (this material is typically sent to you from your broker);

•	Notice of CIBC’s Annual or Special Meeting of Shareholders and related proxy and proxy circular (this material is typically sent to you from your broker);

•	CIBC’s Notice form for the Quarterly Reports; and

•	Other corporate information about CIBC.

2.	I understand and agree that I will be notified when a document I am entitled to receive is available at CIBC’s website www.cibc.com. I agree that notification will be sent to me at my e-mail address or in such other manner as CIBC may determine.

3.	I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.

4.	I understand and agree that:

•	any e-mail notice or other notification will not contain an actual document;

•	any e-mail notice or other notification will contain CIBC’s web address (or a hyperlink) identifying where a document is located;

•	by entering CIBC’s web address into my web browser, I can access, view, download, and print a document from my computer;

•	the system requirements to view and download a document will be specified in CIBC’s website; currently a document distributed electronically will be in Adobe’s Portable Document Format (PDF); and

•	the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe’s website at www.adobe.com.

5.	I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling CIBC at 416 980-6433; sending CIBC a fax at 416 980-5028; sending CIBC an e-mail to financialreport@cibc.com or by sending a request in writing by mail to CIBC Investor Relations Department, Commerce Court East, 6th floor, 21 Melinda Street, Toronto, Ontario M5L 1G4. I understand that I may also request a paper copy by contacting CIBC Mellon Trust Company, CIBC’s transfer agent, by phone, fax, e-mail or regular mail using the contact information in number 8 below for CIBC Mellon Trust Company.

6.	I understand and agree that:

•	at any time and without giving me advance notice, CIBC may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me;

•	if a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me; and

•	if my e-mail address is found to be invalid, a paper copy of the document will be mailed to me.

7.	I understand that CIBC will maintain, on its website, any document sent to me electronically, for at least six months from the date of posting to the website.

8.	I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying CIBC Mellon Trust Company by telephone: 1 800 387-0825, fax: 416 643-5501, website: www.cibcmellon.com/investorinquiry or mail: CIBC Mellon Trust Company, PO Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada M5C 2W9. I understand that if I change my e-mail address or revoke or modify my consent, I must notify CIBC Mellon Trust Company and they must receive and acknowledge my notification for my request to be effective.

9.	I understand that I am not required to consent to electronic delivery.